

Mail Stop 3561

January 23, 2009

Michael F. Johnston
Chief Executive Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, Michigan 48111

      Re: Visteon Corporation
              File Number: 1-15827
              Form 10-K for the fiscal year ended December 31, 2007
              Schedule 14 filed 3/31/2008

Dear Mr. Johnston:

      We have completed our legal review of your Form 10-K for the fiscal year ended December 31, 2007 and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact me at (202) 551-3314 with any other questions.

              Sincerely,

              Daniel Morris
              Attorney-Advisor